VIA EDGAR

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

April 19, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Peter McPhun, Jennifer Monick, Ronald E. Alper and Pam Howell

Re:	Ares Acquisition Corporation II

Registration Statement on Form S-1

Registration File No. 333-270951

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Ares Acquisition Corporation II (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:30 PM, Eastern Time, on April 20, 2023 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we intend to distribute to each underwriter, dealer or institution who is reasonably anticipated to participate in the offering as many copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned, as representative of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

By:	Citigroup Global Markets Inc.

By:	/s/ John Eydenberg
	Name:	John Eydenberg
	Title:	Managing Director

By:	UBS Securities LLC

By:	/s/ Carlos Alvarez
	Name:	Carlos Alvarez
	Title:	Managing Director

By:	/s/ John Delgado-McCollum
	Name:	John Delgado-McCollum
	Title:	Director